UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-9410

Computer Task Group, Incorporated

(Exact name of registrant as specified in its charter)

300 Corporate Parkway - Suite 214N

Amherst, New York 14226

(716) 882-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0. 01 per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one (1).*

*

On December 13, 2023, pursuant to the terms of that certain Agreement and Plan of Merger, by and among Computer Task Group, Incorporated, a New York corporation (the “Company”), Cegeka Groep NV, a Belgian limited liability company (“Parent” or “Cegeka”), and Chicago Merger Sub, Inc., a New York corporation and a wholly-owned subsidiary of Cegeka (“Merger Sub”), dated as of August 9, 2023, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Computer Task Group, Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 26, 2023	COMPUTER TASK GROUP, INCORPORATED

	By:	/s/ Peter P. Radetich
	Name:	Peter P. Radetich
	Title:	Senior Vice President, General Counsel & Secretary